

Mail Stop 3628

December 17, 2008

<u>Via Facsimile and U.S. Mail</u>

Robert I. Townsend, III, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 100019-7475

> **Re: Mentor Corporation**
> **Amendment No. 1 to Schedule TO-T**
> **Filed by Maple Merger Sub, Inc. and Johnson & Johnson**
> **Filed December 17, 2008**
> **Schedule TO-T**
> **Filed December 12, 2008**
> **File No. 005-35178**

Dear Mr. Townsend:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

1. We note that Johnson & Johnson has signed the Schedule TO and is listed as a filing person. Please revise the cover of the Schedule TO to clarify that Johnson & Johnson is a co-bidder and not merely the parent of Maple Merger Sub. Refer to Section II.D.2. of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

Offer to Purchase

Terms of the Offer, page 2

2. We note that the offer is conditioned on the tender of a majority of the total number of outstanding shares. Please note that if you waive the minimum condition, which in our view is a material offer condition, five business days must remain in the offer and the offer document must be amended to disclose the change. Please confirm your understanding.

Determination of Validity, page 7

3. Explain to us the purpose of the language that your interpretation of the terms and conditions of the offer will be final and binding. Please disclose, here and throughout your document, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Certain Information Concerning Parent and the Purchaser, page 10

4. Please revise to omit the disclaimer language that you take no responsibility for the accuracy or completeness of information contained in the Offer to Purchase with respect to Seller.

Conditions to the Offer, page 27

5. All conditions to the tender offer, other than those conditions dependent upon the receipt of necessary government approvals, must be satisfied or waived prior to the expiration of the tender offer. We note that the language in the second-to-last paragraph to this section indicates that the tender offer conditions may be asserted or waived "at any time and from time to time." Please revise.

Miscellaneous, page 31

6. We note that you state that the offer "is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction." Please note that the all-holders provision in Rule 14d-10 applies equally to U.S. as well as non-U.S. target holders. While you are not required to disseminate the offer materials in jurisdictions outside the United States, the statement in your parenthetical that tenders from security holders in certain foreign jurisdictions will not be accepted should be revised. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. To the extent you intended to limit your offer solely in reliance

on Rule 14d-10(b)(2), please clarify that in your response. Otherwise, please revise to ensure compliance with Rule 14d-10.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions